KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification

EXHIBIT 4:

Organizational Structure

Legal Structure



Wharf Street Ratings Acquisition LLC
Delaware Limited Liability Co.
Formed Oct 2015
KBRA Holdings, Inc.
Delaware Corporation
Formed Apr 2010
Kroll Bond Rating Agency, Inc.
Delaware Corporation
Formed Feb 1984
(f/k/a LACE Financial Corporation)
Acquired Aug 2010
KBRA Analytics, Inc.
Delaware Corporation
Formed Sep 2013
Kroll Bond Rating Agency International Limited
Irish Private Co. Limited by Shares
Formed Mar 2017
New York Office (HQ)
Dresher, PA Office
Frederick, MD Office
Kroll Bond Rating Agency Europe Limited
Irish Private Co. Limited by Shares
Formed Mar 2017
Kroll Bond Rating Agency UK Limited
England & Wales Private Limited by Shares
(f/k/a KBRA UK Services Limited)
Formed Sep 2017

SENIOR LEADERSHIP TEAM AND FUNCTIONAL AREAS



Jules Kroll
Chairman
Vanessa Bajaio
Executive Assistant
Jim Nadler
President & CEO
Sara Schapiro
Senior Executive Assistant
Dana Bunting
Business Development
Kate Kennedy
Business Development
Kevin Blaney
Business Development
Angela Liang
General Counsel
Murray Markowitz (1)
CCO
Ira Powell
COO
Eric Thompson
Senior Managing Director
CMBS | RMBS | REITs
Ajay Junnarkar
CFO | CAO
William Wright
CTO
Van Hesser
Corporates and Financial Institutions
Pat Welch
Chief Credit Officer
Marjan Riggi
Specialty Finance
Karen Daly
Public Finance & Financial Guaranty
William Cox
Public Finance & Financial Guaranty
Tony Nocera
ABS Commercial
Rosemary Kelley
ABS Consumer
Andrew Giudici
Project Finance

(1) Also reports directly to the NRSRO Board of Directors